Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Frontier Communications Corporation:

We consent to the incorporation by reference in the registration statement Nos. 333-188440, 333-159508, 333-151247, 333-151248, 333-151245, 333-142636, 333-91054, 333-71821, 333-71597, 333-71029, 333-61432, 33-54376, 33-48683, 33-42972, 333-203625, and 333-217845 on Form S-8 of Frontier Communications Corporation and subsidiaries of our reports dated March 31, 2020, with respect to the consolidated balance sheets of Frontier Communications Corporation as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Frontier Communications Corporation.

Our report dated March 31, 2020 contains an explanatory paragraph that states the Company has identified certain conditions and events, including a potential financial restructuring of its existing debt, existing equity interest and certain other obligations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to a change in the method of accounting for revenue recognition effective January 1, 2018 due to the adoption of Accounting Standard Update (ASU) 2014‑09 and all related amendments, which established Accounting Standard Codification (ASC) Topic 606, Revenue ‑ Revenue from Contracts with Customers.

/s/ KPMG LLP

Stamford, Connecticut
March 31, 2020